March 29, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

Re:	National Beverage Corp. Form 10-K for the Fiscal Year Ended April 30, 2011 Filed July 14, 2011 File No. 001-14170

Dear Ms. Jenkins:

On behalf of National Beverage Corp. (the “Company”), set forth below is the Company’s response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 15, 2012, with respect to the above referenced filing.

For convenience, we have set forth below the Staff’s comment in full, followed by our response:

Form 10-K for the Year Ended April 30, 2011

Notes to Consolidated Financial Statements, Page 22

9.  Stock-Based Compensation, page 29

1.           We note your response to comment one in our letter dated February 23, 2012.  Your response indicates that the January 2010 cash dividend was considered in the FY2011 stock option fair value calculation, however, the February 2011 cash dividend was not considered in any of your calculations as the dividend was not known at the time.  We note on your corporate website that you appear to have a history of granting special dividends.  This historical pattern of granting dividends should be considered in your estimate of option value.  Please confirm that in determining your assumption for expected dividend rate, you will consider your historical pattern of dividends as required in ASC 718-10-55.

Ms. Tia L. Jenkins
March 29, 2012

Response

We hereby confirm that in determining our assumption for expected dividend rate we will consider the Company’s historical pattern of dividends as required by ASC 718-10-55.

      **************

If you have any questions in connection with the foregoing response, please contact me via e-mail at dmccoy@nationalbeverage.com or via telephone at (954) 581-0922.

Very truly yours, /s/ Dean A. McCoy Dean A. McCoy Senior Vice President and Chief Accounting Officer